90 Park Avenue

New York, NY 10016-1387

212-210-9400 | Fax: 212-210-9444

September 18, 2025

VIA EDGAR

Ms. Jaea Hahn

Division of Investment Management, Disclosure Review and Accounting Office

U.S. Securities and Exchange Commission

100 F Street, N.W.

Washington, DC 20549

RE:	Saba Capital Income & Opportunities Fund (the “Fund”)
Registration Statement on Form N-2
File Nos.: 333-288532 and 811-05410

Dear Ms. Hahn:

Set forth below are the above-referenced Fund’s responses to the Staff’s comments received via video-call on September 15, 2025 regarding the Fund’s Registration Statement on Form N-2 filed on July 3, 2025 (the “Registration Statement”). The Fund has considered your comments and has authorized us to make on its behalf the responses discussed below.

The Fund’s responses to the comments are set forth below. For ease of reference, each comment is set forth in bold font and followed by the corresponding response. Terms that are capitalized but not defined herein shall have the same meaning assigned to them in the Registration Statement. The changes addressing the comments below are reflected in the Fund’s amended Registration Statement which is being filed as of the date of this letter.

General:

1.	If the Fund will invest in unregistered private funds as part of its proposed principal investments strategies, please include appropriately tailored disclosures relevant to the extent of the Fund’s investments, including addressing the following as applicable:

a.	The various fee structures imposed by the underlying fund, including performance related compensation, and discuss how those fees could impact the Fund’s underlying returns and performance.

b.	How multiple layers of direct and indirect fees will affect returns realized by investors in the Fund. In particular, disclose the effect of underlying fund performance fees or incentive allocations on the Fund’s performance, including the possibility that certain of the underlying private funds may receive performance fees, even if other underlying private funds or the overall performance of the Fund itself is negative.

c.	The types of underlying private funds in which the Fund proposes to invest in and the appropriate risks and considerations, including to the extent material, the private funds’ investment strategies, risks associated with more volatile or speculative, investments, conflicts of interests, and liquidity of private fund underlying investments.

Ms. Jaea Hahn

September 18, 2025

d.	Disclose that the underlying private funds in which the Fund invests as compared to registered funds are not limited by the Investment Company Act by how they invest their assets.

e.	Disclose that shareholders may have limited information about the underlying private funds in which the Fund is investing including the Fund’s liquidity and valuation.

f.	Include a summary of these risks regarding private funds on the cover page.

The Fund should prominently disclose a summary of risk disclosure containing all of these.

The requested disclosures have been added, as applicable.

2.	On page 23, it looks like private funds may have exposure to cryptocurrency. We note the Fund may indirectly invest in crypto through investments in other companies and private funds. Please clarify if the Fund may invest in ETP (exchange traded products) holding in crypto either directly or indirectly.

The requested disclosure has been added.

3.	With regard to the digital asset risk factor on page 37, we note the Fund uses the word cryptocurrency above in the principal investment strategy discussion rather than digital assets. Please conform to use the same terms.

The requested clarification has been made.

4.	We note the disclosure in the last paragraph of the digital asset risk factor suggests digital assets may include crypto currencies or nonfungible tokens. If the Fund intends to invest in more than crypto currencies, please disclose in the principal strategy discussion. Similarly, this disclosure focuses on bitcoin. If the Fund intends to restrict investments to private or other funds that only invest in bitcoin, please so state or expand this risk factor to focus on cryptocurrency generally.

The requested clarification has been made.

5.	We note direct investment in digital assets is not identified as a principal investment strategy of the Fund, yet the digital asset risk says that the Fund may invest in digital assets. If applicable, please add it to the principal investment strategy above.

The Fund has no present intention to invest in digital assets directly.

Ms. Jaea Hahn

September 18, 2025

6.	To extent that the Fund plans to invest in digital assets directly, please explain supplementally how the custodial investments with the custodian and sub-custodian with digital assets would satisfy requirements of rule 17f of the Investment Company Act and rules thereunder. Please also confirm that trading of these assets can be done in compliance with custody requirements of the Investment Company Act. Please also supplementally identify the name of the custodian and sub-custodian.

See Response #5 above.

* * * * *

In addition to the above, the Fund acknowledges that:

●	should the Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
●	the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Fund believes that these responses fully address your comments. If you have any questions regarding this response or require further information, please call me at (212) 205-9106. Thank you for your assistance regarding this matter.

Very truly yours,

/s/ George Silfen
George Silfen